Exhibit 99.1

Cango Inc. Reports Second Quarter 2021 Unaudited Financial Results

SHANGHAI, August 19, 2021 /PRNewswire/ – Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the second quarter of 2021.

Second Quarter 2021 Financial and Operational Highlights

•

Total revenues were RMB946.7 million (US$146.6 million), a 245.5% increase from RMB274.1 million in the same period of 2020, meeting the Company’s previous guidance range. The increase was mainly driven by the increased amounts of both financing transactions the Company facilitated and car trading transactions in the second quarter of 2021.

•	Car trading transactions revenues were RMB522.5 million (US$80.9 million), or 55.2% of total revenues in the second quarter of 2021.

•	Automotive financing facilitation revenues were RMB303.3 million (US$47.0 million), a 111.2% increase from RMB143.6 million in the same period of 2020.

•	After-market services facilitation revenues were RMB51.9 million (US$8.0 million), compared to RMB52.5 million in the same period of 2020.

•

The amount of financing transactions the Company facilitated in the second quarter of 2021 was RMB7,789.7 million (US$1,206.5 million). The total outstanding balance of financing transactions the Company facilitated was RMB48,637.8 million (US$7,533.0 million) as of June 30, 2021.

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 1.35% and 0.69%, respectively, as of June 30, 2021, compared to 1.23% and 0.54%, respectively, as of March 31, 2021.

•	The number of dealers covered by the Company was 47,740 as of June 30, 2021, compared to 47,017 as of March 31, 2021.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “We entered the second quarter with a focus on navigating major challenges primarily associated with the global chip shortage. We are pleased with our second quarter performance, and thanks to solid progress in our car trading transactions business, we delivered a 245.5% year-over-year growth in total revenues, meeting our previous guidance range. The ongoing chip supply shortage, which has slowed down production and consumption in the entire auto industry, impacted our business to a certain extent and we expect the impact to linger in the second half of 2021. However, we remain dedicated to advancing key elements of our strategy and believe our solid business fundamentals give us considerable flexibility to navigate uncertain and stressful times. In late May, we launched our B2B service platform ‘Cango Haoche’ integrating car information with transactions, logistics, finance and insurance to directly address pain points for car dealers in the lower-tier markets. In addition, we introduced an updated service account of ‘Cango Cheshenghuo’ on WeChat also in the second quarter, offering consumers a one-stop service covering purchases, usage and maintenance of cars. With ‘Cango Haoche’ and ‘Cango Cheshenghuo,’ we have empowered B-end car dealers and served C-end car owners, further enhancing the bond between dealers, users and us.”

“Looking ahead, we expect the impact of the supply chain-related challenges in the auto market to remain unresolved in the near term. However, we will closely monitor the situation and adapt accordingly, while staying true to our original goals and upholding our commitment to facilitating easy and enjoyable car purchase experiences for our consumers,” Mr. Lin concluded.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “Our second quarter financial performance was in line with our expectations. Total revenues came in at RMB946.7 million, more than tripling from a year ago. We also recorded a net income of RMB557.7 million in the second quarter. While uncertainty stemming from global chip supply chain disruptions are ongoing, we remain committed to improving our operating efficiency while continually investing in the business to deliver more value to our dealers, partners and users. We fully believe that this will enable us to continue creating value for our shareholders well into the future.”

Second Quarter 2021 Financial Results

REVENUES

Total revenues in the second quarter of 2021 increased by 245.5% to RMB946.7 million (US$146.6 million) from RMB274.1 million in the same period of 2020. Revenues from car trading transactions in the second quarter of 2021 were RMB522.5 million (US$80.9 million), continuing to serve as an important revenue contributor. Revenues from automotive financing facilitation and after-market services facilitation in the second quarter of 2021 were RMB303.3 million (US$47.0 million) and RMB51.9 million (US$8.0 million), respectively.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the second quarter of 2021 were RMB933.5 million (US$144.6 million) compared to RMB207.4 million in the same period of 2020. This was mainly due to the related costs incurred by car trading transactions business. Primarily as a result of the increase in revenues from car trading transactions, sales and marketing expenses, general and administrative expenses and research and development expenses each decreased as a percentage of total revenues in the second quarter of 2021, compared to the same period of 2020.

•

Cost of revenue in the second quarter of 2021 increased to RMB697.8 million (US$108.1 million) from RMB102.8 million in the same period of 2020. As a percentage of total revenues, cost of revenue in the second quarter of 2021 was 73.7% compared to 37.5% in the same period of 2020, and the change was primarily due to an increase in the amount of car trading transactions. For automotive financing facilitation and after-market services facilitation, cost of revenue as a percentage of relevant revenues was around 41.6% in the second quarter of 2021.

•

Sales and marketing expenses in the second quarter of 2021 were RMB60.9 million (US$9.4 million) compared to RMB42.4 million in the same period of 2020. As a percentage of total revenues, sales and marketing expenses in the second quarter of 2021 was 6.4% compared to 15.5% in the same period of 2020.

•

General and administrative expenses in the second quarter of 2021 were RMB64.7 million (US$10.0 million) compared to RMB66.0 million in the same period of 2020. As a percentage of total revenues, general and administrative expenses in the second quarter of 2021 was 6.8% compared to 24.1% in the same period of 2020.

•

Research and development expenses in the second quarter of 2021 were RMB15.6 million (US$2.4 million) compared to RMB12.9 million in the same period of 2020. As a percentage of total revenues, research and development expenses in the second quarter of 2021 was 1.7% compared to 4.7% in the same period of 2020.

•	Net loss on risk assurance liabilities in the second quarter of 2021 was RMB35.9 million (US$5.6 million) compared to a net gain of RMB42.9 million in the same period of 2020.

INCOME FROM OPERATIONS

Income from operations in the second quarter of 2021 was RMB13.2 million (US$2.1 million), compared to RMB66.7 million in the same period of 2020.

FAIR VALUE CHANGE OF EQUITY INVESTMENT

Fair value change of equity investment in the second quarter of 2021 was a gain of RMB603.4 million (US$93.5 million) compared to nil in the same period of 2020. The gain in the second quarter of 2021 is mainly due to the investment in Li Auto. As of June 30, 2021, Cango held 8,000,000 American Depositary Shares of Li Auto. Each American Depositary Share of Li Auto represents two Class A ordinary shares of Li Auto.

NET INCOME

Primarily due to the fair value change of the Company’s investment in Li Auto, net income in the second quarter of 2021 was RMB557.7 million (US$86.4 million). Non-GAAP adjusted net income in the second quarter of 2021 was RMB578.3 million (US$89.6 million). Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (ADS) in the second quarter of 2021 were RMB3.85 (US$0.60) and RMB3.75 (US$0.58). Non-GAAP adjusted basic and diluted net income per ADS in the second quarter of 2021 were RMB3.99 (US$0.62) and RMB3.89 (US$0.60). Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

As of June 30, 2021, the Company had cash and cash equivalents of RMB1,498.9 million (US$232.2 million), compared to RMB1,631.0 million as of March 31, 2021.

As of June 30, 2021, the Company had short-term investments of RMB3,127.2 million (US$484.3 million), compared to RMB2,627.6 million as of March 31, 2021.

Business Outlook

For the third quarter of 2021, the Company expects total revenues to be between RMB700 million and RMB750 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

The Company’s investment in Li Auto and the change in fair value of investment due to the price volatility of the stock may have a significant impact on the Company’s third quarter of 2021 financial results.

Share Repurchase Program

Pursuant to the share repurchase program announced on March 2, 2021, we had repurchased 5,397,207 American depositary shares (“ADSs”) with cash in the aggregate amount of approximately US$48.4 million up to July 31, 2021.

Conference Call Information

The Company’s management will hold a conference call on Thursday, August 19, 2021, at 9:00 P.M. Eastern Time or Friday, August 20, 2021, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through August 26, 2021, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	10159690

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, car trading transactions, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2020	As of June 30, 2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,426,899,576	1,498,947,545	232,157,412
Restricted cash - current	9,693,008	34,767,022	5,384,726
Short-term investments	4,342,356,612	3,127,171,118	484,337,131
Accounts receivable, net	141,594,170	157,050,941	24,324,093
Finance lease receivables - current, net	2,035,397,525	1,717,714,853	266,040,153
Short-term consumer financing receivables, net	23,168	—	—
Financing receivables, net	20,105,893	43,575,286	6,748,952
Short-term contract asset	364,618,635	714,635,512	110,682,946
Prepayments and other current assets	558,360,959	887,766,346	137,497,498

Total current assets	8,899,049,546	8,181,628,623	1,267,172,911

Non-current assets:
Restricted cash - non-current	878,299,140	845,590,108	130,965,231
Goodwill	145,063,857	145,063,857	22,467,530
Property and equipment, net	10,311,971	21,032,036	3,257,448
Intangible assets	44,887,871	44,683,992	6,920,669
Long-term contract asset	281,374,110	474,407,237	73,476,325
Deferred tax assets	170,951,082	374,774,207	58,045,133
Finance lease receivables - non-current, net	1,454,499,864	1,186,837,807	183,817,769
Other non-current assets	261,495,158	427,327,797	66,184,648

Total non-current assets	3,246,883,053	3,519,717,041	545,134,753

TOTAL ASSETS	12,145,932,599	11,701,345,664	1,812,307,664

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	355,816,940	779,104,385	120,667,903
Long-term debts—current	1,228,783,730	1,122,603,494	173,869,141
Accrued expenses and other current liabilities	324,734,202	352,398,112	54,579,517
Risk assurance liabilities	460,829,299	642,664,973	99,536,129
Income tax payable	87,132,455	388,784,530	60,215,056

Total current liabilities	2,457,296,626	3,285,555,494	508,867,747

Non-current liabilities:
Long-term debts	977,791,191	836,810,348	129,605,419
Deferred tax liability	330,765,029	171,705,298	26,593,764
Other non-current liabilities	4,870,616	2,479,512	384,028

Total non-current liabilities	1,313,426,836	1,010,995,158	156,583,211

Total liabilities	3,770,723,462	4,296,550,652	665,450,957

Shareholders’ equity
Ordinary shares	204,260	204,260	31,636
Treasury shares	(56,419,225)	(356,910,505)	(55,278,398)
Additional paid-in capital	4,591,455,557	4,624,962,530	716,315,480
Accumulated other comprehensive income	(115,386,427)	(147,245,016)	(22,805,349)
Retained earnings	3,955,354,972	3,283,783,743	508,593,338

Total Cango Inc.’s equity	8,375,209,137	7,404,795,012	1,146,856,707

Total shareholders’ equity	8,375,209,137	7,404,795,012	1,146,856,707

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,145,932,599	11,701,345,664	1,812,307,664

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended June 30,			Six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

Revenues	274,054,751	946,746,211	146,632,316	520,052,725	2,070,532,922	320,684,714
Loan facilitation income and other related income	143,604,125	303,346,685	46,982,419	263,332,523	715,037,501	110,745,207
Leasing income	69,275,783	64,708,395	10,022,054	143,557,538	137,836,071	21,348,089
After-market services income	52,472,658	51,866,024	8,033,024	101,528,861	114,395,515	17,717,609
Automobile trading income	6,228,508	522,544,976	80,931,911	7,601,416	1,094,109,857	169,456,038
Others	2,473,677	4,280,131	662,908	4,032,387	9,153,978	1,417,771
Operating cost and expenses:			—
Cost of revenue	102,817,046	697,786,112	108,073,307	193,414,759	1,466,833,661	227,183,605
Sales and marketing	42,437,952	60,885,719	9,429,997	88,212,181	118,729,278	18,388,824
General and administrative	66,040,192	64,658,358	10,014,304	123,451,858	126,048,975	19,522,500
Research and development	12,901,613	15,638,883	2,422,155	25,458,298	29,233,130	4,527,635
Net (gain) loss on risk assurance liabilities	(42,928,191)	35,903,834	5,560,796	33,957,484	57,642,765	8,927,727
Provision for credit losses	26,119,771	58,636,181	9,081,588	70,214,542	99,268,133	15,374,676

Total operation cost and expense	207,388,383	933,509,087	144,582,146	534,709,122	1,897,755,942	293,924,967

Income (Loss) from operations	66,666,368	13,237,124	2,050,169	(14,656,397)	172,776,980	26,759,747

Interest and investment income	21,675,128	4,128,041	639,352	50,808,295	22,369,008	3,464,518
Fair value change of equity investment	—	603,413,645	93,456,873	—	156,488,012	24,236,907
Interest expense	(369,637)	(234,274)	(36,284)	(1,736,923)	(813,242)	(125,955)
Foreign exchange gain (loss), net	621,774	(938,526)	(145,359)	(3,439,945)	(735,132)	(113,857)
Other income	7,317,072	7,568,769	1,172,253	25,790,703	11,176,345	1,730,995
Other expenses	(527,390)	(193,817)	(30,018)	(581,495)	(6,479,822)	(1,003,597)

Net income before income taxes	95,383,315	626,980,962	97,106,986	56,184,238	354,782,149	54,948,758

Income tax expenses	(25,152,250)	(69,243,099)	(10,724,390)	(20,639,459)	(70,915,821)	(10,983,462)

Net income	70,231,065	557,737,863	86,382,596	35,544,779	283,866,328	43,965,296

Less: Net income attributable to non-controlling interests	—	—	—	3,646,196	—	—

Net income attributable to Cango Inc.’s shareholders	70,231,065	557,737,863	86,382,596	31,898,583	283,866,328	43,965,296

Earnings per ADS attributable to ordinary shareholders:
Basic	0.47	3.85	0.60	0.21	1.93	0.30
Diluted	0.47	3.75	0.58	0.21	1.89	0.29

Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	150,605,540	144,829,122	144,829,122	150,789,465	147,012,155	147,012,155
Diluted	150,819,440	148,579,948	148,579,948	151,899,153	150,005,282	150,005,282

Other comprehensive (loss) income, net of tax

Foreign currency translation adjustment	(5,444,800)	(42,140,854)	(6,526,787)	23,229,550	(31,858,589)	(4,934,267)

Total comprehensive income	64,786,265	515,597,009	79,855,809	58,774,329	252,007,739	39,031,029

Total comprehensive income attributable to Cango Inc.’s shareholders	64,786,265	515,597,009	79,855,809	55,128,133	252,007,739	39,031,029

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	Three months ended June 30,			Six months ended June 30,
	2020	2021		2020	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net income	70,231,065	557,737,863	86,382,596	35,544,779	283,866,328	43,965,296

Add: Share-based compensation expenses	22,096,880	20,522,138	3,178,474	45,415,178	40,433,303	6,262,321
Cost of revenue	905,973	783,983	121,424	1,862,024	1,454,657	225,298
Sales and marketing	4,706,635	4,004,166	620,166	9,673,432	7,521,055	1,164,863
General and administrative	15,335,232	14,987,159	2,321,215	31,518,128	29,678,982	4,596,689
Research and development	1,149,040	746,830	115,669	2,361,594	1,778,609	275,471
		—

Non-GAAP adjusted net income	92,327,945	578,260,001	89,561,070	80,959,957	324,299,631	50,227,617

Less: Net income attributable to non-controlling interests	—	—	—	3,646,196	—	—
Net income attributable to Cango Inc.’s shareholders	92,327,945	578,260,001	89,561,070	77,313,761	324,299,631	50,227,617

Non-GAAP adjusted net income per ADS-basic	0.61	3.99	0.62	0.51	2.21	0.34
Non-GAAP adjusted net income per ADS-diluted	0.61	3.89	0.60	0.51	2.16	0.33

Weighted average ADS outstanding—basic	150,605,540	144,829,122	144,829,122	150,789,465	147,012,155	147,012,155
Weighted average ADS outstanding—diluted	150,819,440	148,579,948	148,579,948	151,899,153	150,005,282	150,005,282